,SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 5)

Tuniu Corporation

(Name of Issuer)

American Depositary Shares (ADS), each representing

Three Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 89977P106	13D	Page 2 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

17,283,540 Class A ordinary shares (“shares”) represented by 14,653,569 Class A Ordinary Shares and 876,657 American Depositary Shares (“ADSs”), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), the sole director of UGP V, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

17,283,540 shares represented by 14,653,569 Class A Ordinary Shares and 876,657 ADSs, except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,283,540
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 3 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

421,740 shares represented by 357,564 Class A Ordinary Shares and 21,392 ADSs, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

421,740 shares represented by 357,564 Class A Ordinary Shares and 21,392 ADSs, except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 4 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

17,705,280 shares, of which 17,283,540 shares (represented by 14,653,569 Class A Ordinary Shares and 876,657 ADSs) are directly owned by DCM V and 421,740 shares (represented by 357,564 Class A Ordinary Shares and 21,392 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

17,705,280 shares, of which 17,283,540 shares (represented by 14,653,569 Class A Ordinary Shares and 876,657 ADSs) are directly owned by DCM V and 421,740 shares (represented by 357,564 Class A Ordinary Shares and 21,392 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,705,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 5 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

17,705,280 shares, of which 17,283,540 shares (represented by 14,653,569 Class A Ordinary Shares and 876,657 ADSs) are directly owned by DCM V and 421,740 shares (represented by 357,564 Class A Ordinary Shares and 21,392 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to vote these shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

17,705,280 shares, of which 17,283,540 shares (represented by 14,653,569 Class A Ordinary Shares and 876,657 ADSs) are directly owned by DCM V and 421,740 shares (represented by 357,564 Class A Ordinary Shares and 21,392 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,705,280
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.0%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 89977P106	13D	Page 6 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs), except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,825,346
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 7 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,825,346
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 8 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to vote these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,825,346
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 89977P106	13D	Page 9 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Fund, L.P. (“Turbo Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,612,078 Class A ordinary shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs), except that DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”), the general partner of Turbo Fund, and DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”), the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,612,078 Class A ordinary shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs), except that Turbo Fund DGP, the general partner of Turbo Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,078
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 10 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Affiliates Fund, L.P. (“Turbo Affiliates Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

153,649 Class A ordinary shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs), except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

153,649 Class A ordinary shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs), except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,649
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 11 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,765,727 Class A ordinary shares of which 2,612,078 shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs) are held by Turbo Fund and 153,649 shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs) are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,765,727 Class A ordinary shares (represented by 890,989 ADSs) of which 2,612,078 shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs) are held by Turbo Fund and 153,649 shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs) are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,765,727
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 89977P106	13D	Page 12 of 19

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,765,727 Class A ordinary shares of which 2,612,078 shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs) are held by Turbo Fund and 153,649 shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs) are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to vote these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,765,727 Class A ordinary shares of which 2,612,078 shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs) are held by Turbo Fund and 153,649 shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs) are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to dispose of these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,765,727
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 89977P106	13D	Page 13 of 19

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

27,296,353 shares, of which 17,283,540 shares are directly owned by DCM V, 421,740 shares are directly owned by Aff V, 6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs) are directly owned by Hybrid Fund, 2,612,078 shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs) are directly owned by Turbo Fund and 153,649 shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs) are directly owned by Turbo Affiliates Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

27,296,353 shares (represented by 8,956,380 ADSs), of which 17,283,540 shares are directly owned by DCM V, 421,740 shares are directly owned by Aff V, 6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs) are directly owned by Hybrid Fund, 2,612,078 shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs) are directly owned by Turbo Fund and 153,649 shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs) are directly owned by Turbo Affiliates Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,296,353
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 89977P106	13D	Page 14 of 19

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6

SHARED VOTING POWER

9,591,073 shares of which 6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs) are directly owned by Hybrid Fund, 2,612,078 shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs) are directly owned by Turbo Fund and 153,649 shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs) are directly owned by Turbo Affiliates Fund. Krikorian is a director of each of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

9,591,073 shares of which 6,825,346 shares (represented by 6,022,522 Class A Ordinary Shares and 267,608 ADSs) are directly owned by Hybrid Fund, 2,612,078 shares (represented by 1,696,088 Class A Ordinary Shares and 305,330 ADSs) are directly owned by Turbo Fund and 153,649 shares (represented by 99,769 Class A Ordinary Shares and 17,960 ADSs) are directly owned by Turbo Affiliates Fund. Krikorian is a director of each of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,591,073
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 89977P106	13D	Page 15 of 19

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 5 supplements and amends the Schedule 13D that was originally filed on May 9, 2014, as amended by Amendment No. 1 filed on December 31, 2014, and as further amended by Amendment No. 2 filed on May 22, 2015, Amendment No. 3 filed on January 26, 2016 and Amendment No. 4 filed on September 18, 2017 (the “Original Schedule 13D”). This Amendment No. 5 relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of the Company. The Company’s American depositary shares (the “ADSs”) each represent three Class A Shares. This Amendment No. 5 is being filed by the Reporting Persons to report the sale of an aggregate 1,395,111 ADSs of the Company by certain of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of all Class A Shares of the Company, other than those reported herein as being owned by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 5 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 5 is filed with the Securities and Exchange Commission.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following new paragraphs:

On March 18, 2021, DCM V sold 314,396 ADSs of the Company and Aff V sold 7,671 ADSs of the Company in open market sales for a gross sales price of $4.8368 per ADS or $1,557,785.85 in the aggregate. On March 18, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.30 per ADS.

On March 19, 2021, DCM V sold 271,398 ADSs of the Company and Aff V sold 6,622 ADSs of the Company in open market sales for a gross sales price of $4.6463 per ADS or $1,291,773.48 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.92 per ADS.

On March 22, 2021, DCM V sold 116,066 ADSs of the Company and Aff V sold 2,832 ADSs of the Company in open market sales for a gross sales price of $4.6823 per ADS or $556,716.10 in the aggregate. On March 22, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.52 per ADS.

On March 23, 2021, DCM V sold 100,245 ADSs of the Company and Aff V sold 2,446 ADSs of the Company in open market sales for a gross sales price of $4.0624 per ADS or $417,171.92 in the aggregate. On March 23, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.85 per ADS.

On March 24, 2021, DCM V sold 65,373 ADSs of the Company and Aff V sold 1,595 ADSs of the Company in open market sales for a gross sales price of $3.6399 per ADS or $243,756.82 in the aggregate. On March 24, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.47 per ADS.

On March 25, 2021, DCM V sold 22,194 ADSs of the Company and Aff V sold 542 ADSs of the Company in open market sales for a gross sales price of $3.5467 per ADS or $80,637.77 in the aggregate. On March 25, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.46 per ADS.

On March 18, 2021, Turbo Fund sold 109,501 ADSs of the Company and Turbo Affiliates Fund sold 6,441 ADSs of the Company in open market sales for a gross sales price of $4.8368 per ADS or $560,783.96 in the aggregate. On March 18, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.30 per ADS.

On March 19, 2021, Turbo Fund sold 94,525 ADSs of the Company and Turbo Affiliates Fund sold 5,560 ADSs of the Company in open market sales for a gross sales price of $4.6462 per ADS or $465,019.54 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.92 per ADS.

On March 22, 2021, Turbo Fund sold 40,425 ADSs of the Company and Turbo Affiliates Fund sold 2,378 ADSs of the Company in open market sales for a gross sales price of $4.6823 per ADS or $200,416.49 in the aggregate. On March 22, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.52 per ADS.

CUSIP NO. 89977P106	13D	Page 16 of 19

On March 23, 2021, Turbo Fund sold 34,914 ADSs of the Company and Turbo Affiliates Fund sold 2,054 ADSs of the Company in open market sales for a gross sales price of $4.0624 per ADS or $150,178.80 in the aggregate. On March 23, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.85 per ADS.

On March 24, 2021, Turbo Fund sold 22,769 ADSs of the Company and Turbo Affiliates Fund sold 1,339 ADSs of the Company in open market sales for a gross sales price of $3.6399 per ADS or $87,750.71 in the aggregate. On March 24, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.47 per ADS.

On March 25, 2021, Turbo Fund sold 7,730 ADSs of the Company and Turbo Affiliates Fund sold 455 ADSs of the Company in open market sales for a gross sales price of $3.5467 per ADS or $29,029.74 in the aggregate. On March 25, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.46 per ADS.

On March 18, 2021, Hybrid Fund sold 95,973 ADSs of the Company in open market sales for a gross sales price of $4.8769 per ADS or $468,050.72 in the aggregate. On March 18, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.30 per ADS.

On March 19, 2021, Hybrid Fund sold 82,847 ADSs of the Company in open market sales for a gross sales price of $4.6864 per ADS or $388,254.18 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.92 per ADS.

On March 22, 2021, Hybrid Fund sold 35,430 ADSs of the Company in open market sales for a gross sales price of $4.6823 per ADS or $165,893.89 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $4.52 per ADS.

On March 23, 2021, Hybrid Fund sold 30,601 ADSs of the Company in open market sales for a gross sales price of $4.0624 per ADS or $124,313.50 in the aggregate. On March 19, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.85 per ADS.

On March 24, 2021, Hybrid Fund sold 19,956 ADSs of the Company in open market sales for a gross sales price of $3.6399 per ADS or $72,637.84 in the aggregate. On March 24, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.47 per ADS.

On March 25, 2021, Hybrid Fund sold 6,775 ADSs of the Company in open market sales for a gross sales price of $3.5467 per ADS or $24,028.89 in the aggregate. On March 25, 2021, the closing price of the ADSs on the New York Stock Exchange was $3.46 per ADS.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. References to percentages of ownership listed in Row 11 for each Reporting Person was calculated based upon 353,115,356 Class A ordinary shares as provided by the Company to the Reporting Persons as outstanding as of December 31, 2020. This Amendment No. 5 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 5 is filed with the Securities and Exchange Commission.

(c) There were no other transactions by the Reporting Persons of the Company’s Ordinary Shares during the past 60 days other than as described in Item 4 above.

CUSIP NO. 89977P106	13D	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2021

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

DCM INTERNATIONAL V, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

CUSIP NO. 89977P106	13D	Page 18 of 19

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

CUSIP NO. 89977P106	13D	Page 19 of 19

DCM Ventures China Turbo Affiliates Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

DCM Turbo Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner Authorized Signatory

/s/ K. David Chao
K. David Chao

/s/ Jason Krikorian
JASON KRIKORIAN